UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 000-30698

SINA Corporation

(Registrant’s Name)

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

APPOINTMENT OF MR. ARTHUR JIANGLEI WEI AND RESIGNATION OF MR. JACK XU

SINA Corporation (“SINA” or the “Company”) has appointed Mr. Arthur Jianglei Wei as the Company’s Senior Vice President, effective February 13, 2015. Prior to joining SINA, Mr. Wei was a Vice President and the Chief Marketing Officer of Lenovo China. Mr. Wei joined Lenovo Group in 2007 and served various management positions within the group. From 1996 to 2007, Mr. Wei held several positions at Hewlett-Packard Co., in charge of marketing, business development, etc. Prior to that, Mr. Wei worked at Wyse Technology (Far East) Ltd. from 1994 to 1996 and at Beijing Hamamatsu Photonics K.K. from 1991 to 1994.  Mr. Wei holds an M.B.A from Santa Clara University.

Mr. Jack Xu, Co-President and Chief Technology Officer of SINA, has recently resigned from his position for personal reasons.  Mr. Xu’s resignation is effective immediately.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION

Date: February 13, 2015	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

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